Exhibit 99.15

CONSENT OF NIEL DE BRUIN

March 31, 2022

VIA EDGAR

United States Securities and Exchange Commission

Re:	Americas Gold and Silver Corporation (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2021 (the “Form 40-F)

I, Niel de Bruin hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

•	Technical report titled “Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico”, dated May 17, 2019 and in connection with reference to my involvement in the preparation of the following estimates (collectively the “Mineral Estimates”):

•	Mineral resource estimate titled “San Rafael Mineral Resource estimate”, effective June 30, 2019
•	Mineral resource estimate titled “El Cajón Mineral Resource estimate”, effective June 30, 2019
•	Mineral resource estimate titled “Zone 120 Mineral Resource Estimate”, effective June 30, 2019
•	Mineral resource estimate titled “Nuestra Señora Mineral Resource estimate”, effective June 30, 2019
•	Mineral resource estimate titled, “Galena Complex Mineral Resource estimate”, effective June 30, 2019
•	Mineral resource estimate titled “Relief Canyon Mineral Resource Estimate”, effective June 30, 2019 and to references to the Technical Report and the Mineral Estimates, or portions thereof, in the Form 40-F and the Annual Information Form of the Company for the fiscal year ended December 31, 2021 (the “AIF”), and to the inclusion or incorporation by reference of the information derived from the Technical Report and the Mineral Estimates related to me in the Form 40-F and the AIF. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Report and the Mineral Estimates, to references to the Technical Report and Mineral Estimates, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report and the Mineral Estimates, related to me in the registration statement (No. 333-240504) on Form F-10.

/s/ Niel de Bruin
Niel de Bruin